Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com
+1 215 994 2510 Direct
+1 215 655 2510 Fax

April 28, 2016

VIA EDGAR

Marianne Dobelbower, Esq.

Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Re:          FS Energy and Power Fund

Post-Effective Amendment No. 3 to the Registration Statement on Form N-2

File No. 333-199777

Dear Ms. Dobelbower and Mr. Burak:

On behalf of FS Energy and Power Fund (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in telephone conversations on April 25, 2016 and April 26, 2016 regarding the Company’s Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-199777) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). For your convenience, a summary of the Staff’s comments is presented in bold, italicized text below, and is followed by the Company’s responses. All page references are to page numbers in the Registration Statement.

We also describe below the changes that the Company has made in response to the Staff’s comments in Post-Effective Amendment No. 4 to the Registration Statement on Form N-2, filed by the Company on April 28, 2016 (the “Revised Registration Statement”).

General Comments

1.                                      If the Company’s first quarterly report on Form 10-Q is filed before the Company’s Registration Statement is declared effective, please confirm the Company will update its financial disclosures accordingly.

To the extent the Company files a quarterly report on Form 10-Q before the Revised Registration Statement is declared effective, the Company will update its financial disclosures accordingly.

Outside Cover Page of the Prospectus

2.                                      The fifth bullet refers to a share repurchase program.  Please include the frequency that shares will be repurchased and how many shares will be eligible for repurchase under the share repurchase program.

The Company accepts the Staff’s comment and has revised the disclosure on the cover page of the prospectus included in the Revised Registration Statement to read as follows:

•                  “We have implemented a share repurchase program pursuant to which we intend to conduct quarterly repurchases of a limited number of common shares.  We intend to limit repurchases during any calendar year to the number of common shares we can repurchase with the proceeds we receive under our distribution reinvestment plan.  In addition, we will limit repurchases in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 2.5% in each calendar quarter.  In addition, any such repurchases will be at a 10% discount to the current offering price in effect on the date of repurchase.”

Prospectus Summary

FS Energy and Power Fund, Page 1

3.                                      Please consider whether adding FS Energy and Power Fund II (“FSEP II”) to the seventh paragraph is appropriate.

The Company respectfully submits that adding disclosure related to FSEP II is not appropriate until FSEP II’s investment advisory agreement becomes effective with FSEP II Advisor, LLC, which will occur when FSEP II meets its minimum offering requirement, as such term is defined in the Prospectus.

4.                                      In the seventh paragraph, the disclosure states that the co-investment exemptive order that the SEC has granted on June 4, 2013 (“Order”) does not include GSO and its affiliates and that the Company will be permitted to co-invest with GSO and its affiliates “only in accordance with existing regulatory guidance.”  Please describe in plain English what is meant by “only in accordance with existing regulatory guidance.”

The Company respectfully submits that under existing regulatory guidance, the Company is permitted to co-invest with GSO and its affiliates in transactions where price is the only negotiated term.  The Company has revised the noted disclosure in the Revised Registration Statement to read as follows:

“Because we did not seek exemptive relief to engage in co-investment transactions with GSO and its affiliates, we will continue to be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance (e.g., where price is the only negotiated term).”

About FS Advisor, Page 6

5.                                      In the chart listing affiliated investment advisers of FS Advisor, please consider whether including FSEP II is appropriate.

The Company respectfully submits that adding disclosure related to FSEP II is not appropriate until FSEP II meets its minimum offering requirement, as such term is defined in the Prospectus.

About GSO, Page 8

6.                                      In the second paragraph, the disclosure states that “GSO is the credit platform of Blackstone.”  Please consider clarifying the relationship between GSO and Blackstone.

The Company accepts the Staff’s comment and has included the following language in its Revised Registration Statement:

“GSO is the credit platform of Blackstone, a leading global alternative asset manager. The credit platform is one of Blackstone’s four business segments.”

Risk Factors, Page 9

7.                                      The Company states it is “subject to risks associated with [its] debt securitization facility.” Please supplementally direct the Staff to the corresponding risk factors included in the Registration Statement.

The Company respectfully directs the Staff to the risk factors beginning with “We are subject to risks associated with our debt securitization facility” through “We are subject to the credit risk of Goldman” on pages 72-76 of the Registration Statement.

Market Opportunity, Page 12

8.                                      In the second paragraph, the disclosure states that, “[f]rom August 31, 2014 to December 31, 2015, the average yield to a 3-year maturity of broadly syndicated energy loans increased from 6.08% to 21.0%, the highest since 2009…” Please supplementally provide supporting evidence with respect to syndicated energy loans.

The Company notes the Staff’s request and will supplementally provide to the Staff documentation to support the disclosed syndicated energy loans figures.

9.                                      In the second paragraph, the disclosure states that, “[s]enior secured debt investments in upstream energy companies can provide downside protection through hard asset coverage.” Please consider clarifying the phrase “hard asset coverage.”

The Company accepts the Staff’s comment and has included the following language in the Revised Registration Statement:

“Senior secured debt investments in upstream energy companies can provide downside protection through their hard assets (e.g., natural resources)~~coverage~~, which generally serve as collateral that may be recovered or leveraged by secured creditors.”

10.                               In the third paragraph, the disclosure states that, “[u]pstream companies face anticipated production declines of previously discovered oil and natural gas reserves, which we believe will require large annual capital inflows to replace lost production.” Please consider clarifying the connection between production declines and increased capital inflows.

The Company accepts the Staff’s comment and has included the following language in the Revised Registration Statement:

“Upstream companies face anticipated production declines of previously discovered oil and natural gas reserves, which we believe will require large annual capital inflows to locate and develop new reserves to replace lost production.”

Investment Strategy, Page 13

11.                               In the second bullet point, the disclosure states that the Company “seek[s] to invest in companies that have developed strong positions within their sub-sector…” Please supplementally explain what is meant by the term “sub-sector.”

The Company respectfully submits that the term “sub-sector” is intended to refer to the various sectors of the Energy industry in which the Company intends to invest, including upstream, midstream, downstream and service and equipment companies. Further, the Company respectfully directs the Staff to page 1 of the Registration Statement, where it is disclosed that the Company’s “primary areas of focus will be the upstream, midstream, power and service and equipment sub-sectors of the Energy industry…”

12.                               Please define the term “Energy Investment Universe” in its first use in the fifth bullet point.

The Company respectfully directs the Staff to page 1 of the Registration Statement, where “Energy Investment Universe” is defined in its first use.

Distributions, Page 24

13.                               Please supplementally explain the change from cash distributions on a “quarterly basis” to cash distributions on a “weekly basis.”

The Company respectfully submits that each quarter its board of trustees approves regular weekly cash distributions. The regular weekly cash distributions are payable monthly. The Company notes that its practice in respect of authorizing cash distributions has not changed.

Fees and Expenses, Page 27

14.                               Given that the Company intends to terminate its continuous public offering, please supplementally explain the basis for the assumption in footnote 3 that the Company will “sell approximately $361.0 million worth of common shares during the twelve months following December 31, 2015.”

The timing of the closing of the Company’s continuous public offering will be based on, among other things, the pace of the Company’s capital raise. Based upon the number of common shares sold in the Company’s continuous public offering in the first quarter of 2016, and the remaining number of common shares available for sale under the Registration Statement, the Company believes that substantially all of the registered common shares remaining will be sold prior to the closing of this offering, and believes the use of the total registered common shares remaining for 2016 is an appropriate estimate of the number of common shares to be sold during 2016 for purposes of estimating fees and expenses. The fees and expenses table in the Revised Registration Statement reflects an increase in the total dollar value of net proceeds to be raised pursuant to the Company’s continuous public offering solely as a result of the increase in the public offering price of the Company’s common shares.

15.                               We note that footnote 4 to the fees and expenses table in the section entitled “Fees and Expenses” includes a reference to footnote 5 of that table. We believe the reference to footnote 5 should be changed to footnote 6.

The Company has revised the reference to Note 3 in the Revised Registration Statement.

Risk Factors, Page 44

16.                               Given that the Company commenced investment operations on July 18, 2011, please consider whether the risk factor entitled “We are a relatively new company and have a limited operating history” is still appropriate.

The Company accepts the Staff’s comment and has removed the quoted risk factor from the Revised Registration Statement.

17.                               In the first risk factor under the heading “Risks Related to Our Business and Structure,” please consider clarifying the following disclosure: “Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors may not agree or for purposes other than those contemplated in this or any other prospectus relating to our continuous public offering.”

The Company accepts the Staff’s comment and has included the following language in the Revised Registration Statement:

“Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors may not agree or for purposes other than those contemplated in this or any other prospectus relating to our continuous public offering~~.~~, including potential investments outside the scope of our current investment thesis.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation—Financial Condition, Liquidity and Capital Resources, Page 105

18.                               Please supplementally explain the reason for a reduction in aggregate borrowings available under the Wells Fargo credit facility.

Generally, the Company’s financing subsidiaries have the right to permanently reduce the total commitments under revolving credit facilities or permanently prepay outstanding loans under term loan facilities at any time, subject to the terms and conditions under each such facility.  With respect to the revolving credit facility provided by Wells Fargo Bank, National Association, to Wayne Funding LLC, the Company determined in February 2016 that, considering the cost of the unused fee under the facility and then current market conditions, it was in the Company’s and Wayne Funding’s best interests that Wayne Funding permanently reduce the total commitments available under the facility to $125 million.

19.                               Please represent to us that the Company has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments and explain the basis for such belief.

The Company represents that it has a reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments.  As of December 31, 2015, the Company’s total unfunded commitments were $119,725,000, of which $67,635,000 and $33,890,000 were unfunded loan and bond commitments, respectively, and $33,890 were unfunded equity/other commitments.  As of December 31, 2015, the Company’s unencumbered liquid assets were $139,456,000, of which the entire amount was immediately available to the Company.  As such, the Company has reasonable belief that its assets will provide adequate coverage to satisfy all of its unfunded commitments.

Board Approval of the Investment Advisory and Administrative Services Agreement and Investment Sub-Advisory Agreement, Page 209

20.                               Please consider whether additional disclosure is necessary regarding the board of trustees’ basis for the approval of the investment advisory agreement and the investment sub-advisory agreement. See Instructions 6.e and 6.f to Item 24 of Form N-2.

The Company respectfully submits that Instructions 6.e and 6.f to Item 24 of Form N-2 do not apply to a business development company because business development companies do not provide annual and semi-annual reports to shareholders pursuant to Section 30(e) of the Investment Company Act of 1940 and the rules promulgated thereunder.  The Company has reviewed the cited disclosure with counsel and believes it to be adequate under applicable Commission guidance and industry practice for business development companies.

Report of Independent Registered Public Accounting Firm, Page F-5

21.                               We note that the consent from the Company’s independent registered public accounting firm referenced its reports dated March 11, 2016 relating to the senior securities table, which is dated March 21, 2016.  Please reference the date of the senior securities table in the consent from the Company’s independent registered public accounting firm.

The Company accepts the Staff’s comment and the Company’s independent registered public accounting firm has revised its consent to reference the date of the senior securities table, which will be filed with the Revised Registration Statement.

Consolidated Balance Sheets, Page F-6

22.                               Please confirm that the amounts included in the cash line item in the Company’s balance sheets do not include any short-term investments. If the cash line item does include any short-term investments, please include short-term investments as a separate line item.

The Company confirms that the amounts included in the cash line item in its balance sheets do not include any short-term investments.

Schedule of Investments, Page F-10

23.                               We note that unfunded commitments are shown as a line item reduction in fixed income. Please supplementally explain why unfunded commitments are different for fixed income and equity.

The Company supplementally informs the Staff that unfunded loan and bond commitments are conditional contractual obligations to fund agreed upon amounts at the request of the respective portfolio company. The fair value of such unfunded commitments may be different than the contractually agreed upon amount of the unfunded commitment, which can result in unrealized appreciation or depreciation in the unfunded commitment. The Company reflects the fair value of each respective loan and bond commitment in its schedule of investments and reflects a contra amount under each sub section of the schedule of investments representing the aggregate amount of unfunded commitments.  Such treatment appropriately reflects the potential changes in fair values of the underlying loan and bond commitments.

The Company supplementally informs the Staff that there cannot be unrealized appreciation or depreciation on an unfunded equity commitment until the equity amount is actually funded.  Therefore, disclosure of such unfunded commitments is made supplementally in the notes to the financial statements rather than separately presented in the schedule of investments.

* * * * * * *

The Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:                             Stephanie Hui

U.S. Securities and Exchange Commission

Stephen S. Sypherd

FS Energy and Power Fund